UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  October 20, 2015

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                                 Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: October 20, 2015	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release                                                  Date: October 20, 2015
15-29-TR

Teck Announces Appointment of Lawrence Watkins as Vice President,
Health and Safety

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A and TCK.B, NYSE: TCK) (“Teck”) announced today the appointment of Lawrence Watkins as Vice President, Health and Safety.

“Lawrence brings to the role a strong background in the implementation and management of health and safety systems and initiatives,” said Don Lindsay, President and CEO. “His leadership of Teck’s health and safety program will be key to achieving our vision of everyone going home safe and healthy every day.”

Mr. Watkins’ experience in the mining industry includes exploration, major projects, surface and underground mining operations and closure, with a focus in Health, Safety and Environment coaching, and developing fit-for-business management systems. He joined Teck in 2014 as Director, Health and Safety.

Mr. Watkins holds a Bachelor of Environmental Science with Honours from Murdoch University, Western Australia and a Diploma of Occupational Health & Safety from West Coast Institute of Training.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK. Learn more about Teck at www.teck.com or follow @TeckResources.
Investor Contact:
Greg Waller
Vice President, Investor Relations and Strategic Analysis
604.699.4014
greg.waller@teck.com
Media Contact:
Chris Stannell
Senior Communications Specialist
604.699.4368
chris.stannell@teck.com